1334 York Avenue New York, NY 10021 212.606.7372 F 212.606.7132 WILLIAM.SHERIDAN@SOTHEBYS.COM

William S. Sheridan EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER SOTHEBY’S HOLDINGS, INC.

May 12, 2011

Via E-mail

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:	Sotheby’s
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-09750

Dear Ms. Collins:

On behalf of Sotheby’s (hereinafter “Sotheby’s” or the “Company”), I am responding to your comment letter dated April 22, 2011. Thank you for giving us an extension enabling us to respond fully to your comments. For your ease of reference, we have included your original comments below and have provided our responses thereafter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2010 and 2009

Income Tax Expense, page 31

1.

Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 12, 2011

The Company agrees that a discussion of the material effects of foreign tax rates on its consolidated effective income tax rate is important information to assist readers in understanding the Company’s results of operations. Note L - Income Taxes of our Notes to Consolidated Financial Statements on page 72 of our Form 10-K filing for the fiscal year ended December 31, 2010 separately discloses both foreign and domestic income (loss) before taxes, as well as foreign and domestic current and deferred income tax expense (benefit). Using this information, the reader can compute our foreign effective income tax rate and could determine that it is lower than the U.S. statutory federal income tax rate. This information would reasonably permit the reader to conclude that, as foreign income (loss) before taxes increases or decreases as a percentage of the consolidated income (loss) before taxes, our consolidated effective income tax rate would decrease or increase accordingly.

In addition, in Item 1A: Risk Factors, on page 10 under “Tax matters may cause significant variability in Sotheby’s financial results,” we disclose that our effective income tax rate can vary significantly between periods due to a number of complex factors, one of which is pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates.

Our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 31 of our Form 10-K filing cross-references both Note L and Item 1A.

However, in response to the Staff’s comment, in future filings we will provide disclosures in MD&A under “Income Tax Expense (Benefit)” that will identify the significant countries whose earnings are taxed at significantly lower rates than the U.S. (Note: Sotheby’s does not have significant earnings in countries with a statutory tax rate higher than the U.S. statutory tax rate), and discuss their impact on our consolidated effective income tax rate, and therefore on our consolidated earnings. By way of example, in our Form 10-Q for our quarterly period ended March 31, 2011 (filed on May 9, 2011), in the MD&A discussion of Income Tax Expense, we provided the following disclosure: “The estimated annual effective tax rate may fluctuate due to changes in forecasted annual pre-tax income, changes in the jurisdictional mix of forecasted pre-tax income and changes to actual or forecasted permanent book to tax differences (i.e., non-deductible expenses)... As discussed above, changes in the jurisdictional mix of forecasted pre-tax income could result in pre-tax income being higher or lower than anticipated in countries with lower statutory tax rates, which could cause Sotheby’s annual effective tax rate to fluctuate. The impact of such changes could be meaningful in countries with statutory tax rates that are significantly lower than the U.S. statutory tax rate of 35%. This is particularly true in countries where Sotheby’s has significant auction operations such as the U.K., Hong Kong and Switzerland where the statutory tax rates are approximately 27%, 17%, and 23%, respectively. For the year ended December 31, 2010, pre-tax income of the U.K., Hong Kong and Switzerland was $87.3 million,

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 12, 2011

$47.1 million, and $18.5 million, respectively, which cumulatively comprised approximately 81% of foreign pre-tax income and approximately 68% of consolidated pre-tax income.”

Liquidity and Capital Resources, page 44

2.

We note that a substantial amount of your earnings of foreign subsidiaries are permanently reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

As disclosed in Note L – Income Taxes of our Notes to Consolidated Financial Statements on page 72 of our Form 10-K filing for the fiscal year ended December 31, 2010, we consider earnings of certain foreign subsidiaries to be indefinitely reinvested outside the U.S. in the countries where those earnings were generated. We note that as stated in Item 303(a)(1) of Regulation S-K, a company should “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” As of December 31, 2010, Sotheby’s had cash and cash equivalents of approximately $483.7 million, of which $124.6 million was held in the U.S. and $359.1 million was held by foreign subsidiaries. Of the $359.1 million in foreign cash balances, approximately $299 million would not be available to fund domestic operations or commitments without incurring additional U.S. income tax. Based on our projections and analysis, we believe that our existing U.S. cash balances, supplemented by revolving credit facility borrowings, if needed, are adequate to meet domestic operating needs and commitments through the September 1, 2014 expiration of our revolving credit facility agreement. Accordingly, as of December 31, 2010 and the date of our Form 10-K filing (February 28, 2011), we did not believe that there was any known trend, event or uncertainty that would be reasonably likely to result in a material decrease in our liquidity requiring disclosure under Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. We, of course, reassessed and ultimately arrived at the same judgment in preparing the MD&A in our Form 10-Q for the quarterly period ended March 31, 2011 (filed on May 9, 2011), and will continue to reassess this judgment on at least a quarterly basis in complying with our Form 10-Q reporting obligation under Item 303(b) of Regulation S-K.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 12, 2011

However, in response to the Staff’s comment, in future filings we will provide disclosures in MD&A under “Liquidity and Capital Resources” to include the amount of cash and cash equivalents held outside of the U.S. by our foreign subsidiaries and management’s current expectation regarding possible future repatriation. For example, in our Form 10-Q for the quarterly period ended March 31, 2011 (filed on May 9, 2011), we provided the following disclosure in MD&A under “Liquidity and Capital Resources”: “As discussed above, as of March 31, 2011, Sotheby’s had cash and cash equivalents of approximately $334.6 million, of which $74.5 million was held in the U.S. and $260.1 million was held by foreign subsidiaries. Of the $260.1 million in foreign cash balances, approximately $200 million would be subject to additional income taxes if repatriated. Based on current projections and management’s planned use of foreign cash balances, it is expected that this $200 million in foreign cash will be indefinitely reinvested outside of the U.S. and will not need to be repatriated to fund Sotheby’s U.S. operations or debt repayments. (See statement on Forward Looking Statements.)”

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed March 24, 2011)

Compensation Discussion and Analysis, page 19

3.

You indicate that certain incentive compensation payouts for 2010 were based in part on company performance with respect to parameters that you ultimately reported in the audited financial statements. For example, on page 28 you state that the PSU target amounts for 2010 were based on pre-tax earnings and indicate that because the targets for that period were met, the eligible PSUs for that period vested. Please provide us with a supplemental legal analysis supporting your conclusions that the disclosure of the target levels of pre-tax earnings in 2010 would present a reasonable threat of competitive harm. For example, explain the insight that competitors might glean regarding your business strategies in future periods, and how that could be used to your competitive disadvantage, with respect to targets for a completed period for which actual results have been disclosed. For additional guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

Sotheby’s respectfully submits that the reasoning underpinning the Division of Corporation Finance’s grant of confidential treatment on May 13, 2010 (pursuant to delegated authority), for a multi-year period extending through February 16, 2015, covers the PSU pre-tax earnings performance target for fiscal 2010 that was omitted from our 2011 proxy statement for all PSU awards discussed in the CD&A, in reliance upon Instruction 4 to Item 402(b) of Regulation S-K. A copy of Sotheby’s application for a five-year grant of confidential treatment, under Rule 24b-2 of the Securities Exchange Act of 1934, dated February 16, 2010

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 12, 2011

(“Rule 24b-2 Application”), relating to the 2010 pre-tax earnings performance target included in an exhibit to the Form 8-K filed February 16, 2010 (“2010 Form 8-K”), is attached as Appendix A. Sotheby’s supplemented the Rule 24b-2 Application in response to a Staff comment on the 2010 Form 8-K (made via letter dated April 2, 2010), by letter dated April 19, 2010. On the basis of our Rule 24b-2 Application, as thus supplemented, the Division granted confidential treatment on May 13, 2010, with respect to the 2010 pre-tax earnings target identified in the CEO’s PSU agreement filed as Exhibit 10.2 to the 2010 Form 8-K. (A copy of the Division’s grant of confidential treatment via delegated authority on May 13, 2010, as well as our April 19, 2010 supplement to the Rule 24b-2 Application provided in response to the Staff’s comment letter of April 2, 2010, is attached as Appendix B).

In the 2010 Form 8-K, the Company disclosed the following: (a) its adoption of a performance share unit (“PSU”) award program and form of PSU agreement for NEOs and other executive officers; and (b) an award of PSUs made to the Chief Executive Officer for the five-year period beginning with fiscal 2010, pursuant to a specific agreement with terms that differed in several respects from the form used for other executive officers. Both the form of agreement and the CEO’s PSU agreement were filed as exhibits to the 2010 Form 8-K. Sotheby’s relied on Rule 24b-2 to redact the PSU target for 2010 from Exhibit 10.2 (a copy of the PSU agreement with the CEO), and filed the requisite application for confidential treatment of such information for the entire four-year performance period.

Even though the 2010 performance period has been completed, this is just the first year in a multi-year performance cycle ending in early 2015. As explained in our 2011 proxy statement, at page 28: “Even on a retrospective basis, disclosure of the Target [2010 pre-tax earnings] could be competitively harmful, as past results could provide insight on future results.” For that very reason, the Company requested and received confidential treatment, for a period of five years, of the 2010 pre-tax earnings performance target derived from our highly confidential operating plan. Because our competitive harm arguments, which previously persuaded the Staff to grant confidential treatment for a period of five years that includes fiscal 2011, are set forth in full in the attached letter of April 19, 2010 (Appendix B), we will not repeat them here. However, we believe that these arguments – and, therefore, the Staff’s grant of confidential treatment on May 13, 2010 — fully support the Company’s decision to exclude the same 2010 pre-tax earnings target from the 2011 proxy statement pursuant to Instruction 4 to Item 402(b).

In connection with responding to your comments, Sotheby’s acknowledges that:

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 12, 2011

•	the Company is responsible for the adequacy and accuracy of the disclosure made in the filings that are the subject of the Division of Corporation Finance’s comment letter dated April 22, 2011;

•	the Staff’s comments, or any changes we might make to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to each such filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*	*	*

We have attempted to respond fully to all of the Staff’s comments, and where indicated above, will be incorporating disclosure into future filings with the Commission. If you have any further questions on Comment No. 3, please contact Gilbert L. Klemann, our Worldwide General Counsel, at 212-894-1439. For any further questions on the remainder of the Comments, please do not hesitate to contact me at 212-606-7372.

Sincerely,

/s/ William S. Sheridan
William S. Sheridan
Executive Vice President and Chief Financial Officer

William S. Sheridan
Executive Vice President and Chief Financial Officer

cc:	Sotheby’s Audit Committee
Sotheby’s Compensation Committee
William F. Ruprecht, Director, President and Chief Executive Officer, Sotheby’s
Gilbert L. Klemann, II, Executive Vice President, Worldwide General Counsel and Secretary, Sotheby’s
Kevin M. Delaney, Senior Vice President, Controller and Chief Accounting Officer, Sotheby’s
Catherine T. Dixon, Partner, Weil Gotshal & Manges LLP
David Abdallah, Partner, Deloitte & Touche LLP

APPENDIX A

1334 YORK AVENUE NEW YORK NY 10021 212 606.7000 WWW.SOTHEBYS.COM

CONFIDENTIAL - TO BE READ BY ADDRESSEE ONLY

February 16, 2010

VIA MESSENGER
Office of the Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Sotheby’s/Confidential Treatment of Information Request pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended

Gentlemen:

          Pursuant to Rule 24b-2 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), Sotheby’s, a Delaware corporation (the “Corporation”), requests that the Securities and Exchange Commission approve and provide confidential treatment to the Corporation with respect to a performance target figure (the “Target”) in the Performance Share Unit Agreement, dated February 9, 2010 (the “Agreement”), between the Corporation and William F. Ruprecht, the Chief Executive Officer of the Corporation.

Identification of Filing and Paper Copies of Agreement

          The Agreement (excluding the Target but indicating its redaction in accordance with the Rule) is being filed as Exhibit 10.2 to the Corporation’s Current Report on Form 8-K expected to be filed today with the Commission. As required by the Rule, the Corporation is submitting this request accompanied by paper copies of (i) a complete version of the Agreement marked to show that the Target is being redacted attached to this letter as Exhibit A and (ii) a redacted version of the Agreement excluding the Target attached to this letter as Exhibit B.

Business of the Corporation and Background

          The Corporation is engaged in the business of fine art and collectibles auctions and financing and related activities. The Corporation is required to file the Agreement with the Commission as a material contract with a named executive officer in accordance with applicable rules under the Act and Item 601 of Regulation S-K promulgated by the Commission. Mr. Ruprecht has received a performance share unit award under the Corporation’s Restricted Stock Unit Plan pursuant to the Agreement.

Subject of Confidential Treatment Request

          This confidential information request pertains to the Target, which appears in Section 3 of the Agreement and Schedule A to the Agreement.

Applicable Freedom of Information Act Exemption

          As required under Section (b)(2) of the Rule, the Corporation is asserting that it is entitled to the confidentiality requested pursuant to the exemption provided under United States Freedom of Information Act (“FOIA”) Section 552(b)(4) which exempts from disclosure under FOIA “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.”

          The Corporation objects to being required to disclose the Target in a publicly available material contract, which the Agreement will be, because the Target constitutes highly sensitive financial information regarding the Corporation derived from the Corporation’s confidential internal operating plan. The Target is a trade secret the public disclosure of which would result in significant competitive harm to the Corporation’s business as explained in the analysis provided below.

Competitive Harm Analysis Regarding Disclosure of the Target

          Sotheby’s does not disclose Named Executive Officer performance goals such as the Target because it believes that such disclosures would result in significant competitive harm to the Corporation. The art business, and particularly the art auction business, is highly competitive. While Sotheby’s competes with many dealers and auctioneers worldwide, it has one principal competitor with which it competes on a daily basis for consignments, for private sale opportunities and for global market share. Sotheby’s principal competitor is a private company and is not subject to public company disclosure obligations.

          Sotheby’s does not provide specific guidance to investors regarding earnings or pre-tax earnings. The Target, which is a 2010 pre-tax earnings figure, is linked to the Corporation’s non-public strategic and operating plans and is competitive information, the disclosure of which could result in competitive harm to the Corporation, particularly in the hands of the Corporation’s principal global competitor. Specifically, disclosure of the Target would provide our principal competitor with valuable insight into our revenue and margin expectations, and might allow them to gauge the Corporation’s willingness to compete for highly contested consignments. Even on a retrospective basis disclosure of the Target could be competitively harmful. The Corporation expects to issue Performance Share Units in subsequent years with different Targets based on its expectations at that time. Knowledge of the Targets established over a number of years could assist our competitor in identifying patterns in the Corporation’s revenue and margin planning versus reported revenues and margins and provide insight into how the Corporation reacts to changes in market circumstances. Finally, the Corporation believes that this confidential treatment request is narrowly tailored: it relates to a single item of data that appears twice in the Agreement.

Duration of Confidentiality Requested

          The Corporation believes that maintaining confidentiality of the Target for a period of five (5) years would be sufficient to reduce substantially the significant competitive harm resulting from public disclosure of the Target. The Corporation believes a time period of this length is necessary to prevent competitors from using the Target as a timely means of assessing the Corporation’s operating plans, including their accuracy relative to actual financial performance of the Corporation for a given year.

Consent to Furnishing Confidential Information

          As required by Section (b)(2) of the Rule, the Corporation consents to the Commission’s furnishing the Target to other governmental agencies, office or bodies and to the United States Congress.

          Please do not hesitate to contact the undersigned (telephone number: 212-894-1439, email address: gilbert.klemann@sothebys.com) or at the Sotheby’s address indicated above to discuss this request or deliver any notices or determinations related to this request.

Very truly yours,

Gilbert L. Klemann, II,
Executive Vice President,
Worldwide General Counsel
and Secretary

enclosures

APPENDIX B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sotheby’s

File No. 1-9750 - CF#24684

          Sotheby’s submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 16, 2010.

          Based on representations by Sotheby’s that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through February 16, 2015

          For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel

1334 YORK AVENUE NEW YORK NY 10021 212 606.7000 WWW.SOTHEBYS.COM

April 19, 2010

By Overnight Carrier
Ms. Maryse Mills-Apenteng, Special Counsel
Michael F. Johnson, Esq.
United States Securities and
Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Sotheby’s
Confidential Treatment Application
Filed February 17, 2010
File No. 001-9750
CF No. 24684

Dear Ms. Mills-Apenteng and Mr. Johnson:

          On behalf of Sotheby’s, or the “Company,” I am responding to your comment letter dated April 2, 2010. For your ease of reference, we have included each of your comments above the corresponding response.

1.        Confidential treatment is generally not appropriate for information that is material to investors. Your request should indicate, if true, that the omitted information is not necessary for the protection of investors and is not material to an investment decision. Refer to Section II.B.2 of Staff Legal Bulletin 1A. Please revise your application accordingly.

          On February 16, 2010, Sotheby’s filed a Current Report on Form 8-K relating to (i) adoption of a performance share unit, or PSU, award program and form of PSU agreement for named executive officers and other executives; and (ii) an award of PSUs to the Company’s Chief Executive Officer with terms that differed in several respects from the form used for other executives. As exhibits to this filing, the Company included its form of PSU agreement for named executive officers and other executives and the PSU agreement entered into with its Chief Executive Officer. The Company filed a confidentiality application seeking to omit the 2010 pre-tax net income performance target that was included in the PSU agreement for the Chief Executive Officer.

          Prior to 2010, annual equity awards to Sotheby’s executives were made in the form of restricted stock units, with time-based vesting only. While restricted stock unit awards were useful for retention purposes, the Company’s Compensation Committee felt that adding a performance element to the stock awards would further align the interests of executives with those of the stockholders. The Committee determined that 2010 PSU awards should vest ratably over a four year period, subject to achievement each year of a pre-tax earnings target linked to the planned level of 2010 pre-tax earnings included in the Board approved annual operating plan (the “2010 Target”). In choosing a target that is linked to the Company’s highly confidential operating plan, the Committee and Board recognized the serious competitive harm that disclosure of the 2010 Target could cause, particularly in the hands of our principal global competitor, Christie’s International PLC, which is a private, non-reporting company. That potential harm was disclosed in the Company’s Proxy Statement, along with a degree-of-difficulty assessment that the target “will be challenging because it will require significant improvement over 2009 Company performance.” Should the Company be required to disclose its confidential planned pre-tax net income, now or in connection with future PSU awards, the risk of harm to the Company’s interests and the interests of its shareholders could far outweigh any incremental benefit achieved by moving from restricted stock units to PSUs. Disclosure of the 2010 Target used annually over the course of the four-year vesting period would enable our principal competitor to gain insight into our revenue and margin expectations. It might also allow them to gauge our willingness to compete for highly contested consignments, by giving them an understanding of what might motivate the actions of our executives in particular circumstances. For this reason, we requested that the confidentiality of the 2010 Target be maintained for five years, when the performance period will be complete.

          We believe that the 2010 Target fixed in the CEO’s PSU agreement does not constitute material information, the disclosure of which is necessary to an investor’s understanding of our executive compensation policies and procedures. Moreover, the Staff has taken the position that companies are “not required to disclose pursuant to Item 5.02(e) [of Form 8-K] target levels with respect to specific quantitative or qualitative performance-related factors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm....”1 We respectfully submit that this same standard should be applied by the Staff in evaluating our request for confidential treatment of the 2010 pre-tax net income performance target included in the PSU agreement between the Company and the CEO attached as an exhibit to our Item 5.02(e) Form 8-K, which was filed on February 16, 2010, to report both entry into such agreement and adoption of the predicate PSU award program.

          Applying the “total mix” materiality analysis prescribed by the U.S. Supreme Court in Basic v. Levinson, 485 U.S. 224 (1988) (construing the materiality element of Rule 10b-5 under Section 10(b) of the Securities Exchange Act of 1934) and its predecessor, TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976)(construing the materiality element of the proxy antifraud rule, Rule 14a-9), we believe that the

[1]Exchange Act Form 8-K Compliance and Disclosure Interpretations (updated Feb. 16, 2010), available at http://www.sec.gov/divisions/corpfin/guidance/8-K interp.htm, C&DI 117.2 (citing Instruction 4 to Item 402(b) of Regulation S-K and Instruction 2 to Item 402(e) of Regulation S-K).

2

performance target set for the still-to-be completed years of a four-year performance cycle is neither material nor necessary to investors’ understanding of the 2009 executive officer and director compensation disclosure contained in our recently filed proxy statement. Nor is knowledge of the specific, quantitative target otherwise important to investors who are now making investment decisions with respect to Sotheby’s stock and other securities – particularly if premature disclosure of the target for an ongoing performance period leads to serious competitive harm and a concomitantly substantial reduction in shareholder wealth.

          As noted on page 27 of the Company’s 2010 Proxy Statement, which includes a description of the newly-approved PSU program, “Sotheby’s does not provide specific guidance to investors regarding earnings or pre-tax earnings. The 2010 Target is linked directly to the Company’s non-public strategic and operating plans...” Sotheby’s has never shared with investors or analysts the details of its strategic and operating plans because those plans are highly confidential, are intended for internal use only and are based on assumptions that may or may not prove to be correct. As operating plan details have never been disclosed to the investing public, investors have not used that information in making investment decisions, and the failure to disclose the 2010 Target – which must be cleared annually as a condition to ratable vesting of PSU awards over a four-year performance cycle — does not deprive current investors of material information necessary to decide whether to buy, sell or hold our securities. Our annual operating plan is approved by our Board of Directors, so investors will understand that the 2010 Target, which is linked to that plan, is not arbitrarily determined and has been the subject of Board oversight. Achievement of the 2010 Target, which establishes a “stretch” goal in comparison to 2009 performance, is still uncertain and subject to a number of variables outside of the Company’s control that could occur over the next four years, including but not limited to evolving conditions in the highly volatile and competitive global market for high-end art.

          Accordingly, we are concerned that disclosure of the 2010 Target underpinning the CEO’s PSU award during the course of the award’s four-year performance cycle could have the undesirable effect of actually preventing us from hitting that target, by giving our primary competitor and others unprecedented insight into our strategic business plan. Moreover, given the current uncertainty of achieving the 2010 Target, we would not want investors to use the 2010 Target as a forecast of Company pre-tax net income, for the same reasons we do not give forward-looking earnings guidance to the public.

          Sotheby’s will amend its confidentiality application to reflect the substance of this response, if satisfactory to the Staff.

2.         Please revise your application to include an affirmative statement, if true, that there has been no public disclosure of the omitted portions either by you or the other party to the Agreement. Refer to Section II.B.1 of Staff Legal Bulletin No. 1A. Please revise your application accordingly.

3

          Neither Sotheby’s nor William F. Ruprecht has publicly disclosed the omitted portions of the February 9, 2010 Performance Share Unit Agreement between the Company and Mr. Ruprecht. Moreover, as discussed above, Sotheby’s does not publicly disclose the details of its internal business and operating plans, including the 2010 annual operating plan containing the 2010 Target that we seek to exclude from the copy of the Agreement filed as an exhibit to the Company’s Form 8-K filed February 16, 2010.

          Sotheby’s will also amend its confidentiality application to reflect the substance of this response, if satisfactory to the Staff.

In connection with responding to your comments, Sotheby’s acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure made in the filing that is the subject of the Division of Corporate Finance’s comment letter dated April 2, 2010;
•	The Staff’s comments, or any changes we might make to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to such filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to respond fully to the Staff’s comments. If you have any further questions, please contact me at 212-894-1439. My fax number is 212-606-7574 and my email address is gilbert.klemann@sothebys.com.

Sincerely,

Gilbert L. Klemann, II
Executive Vice President,
Worldwide General Counsel and Secretary

Cc:	Sotheby’s Audit and Compensation Committees
William F. Ruprecht, President and Chief Executive Officer, Sotheby’s
William S. Sheridan, Executive Vice President and Chief Financial Officer, Sotheby’s
Kevin M. Delaney, Senior Vice President, Controller and Chief Accounting Officer, Sotheby’s
David Abdallah, Partner, Deloitte & Touche LLP

4